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Subject to Completion, Dated October 5, 2005

Prospectus

 **CBEYOND**
COMMUNICATIONS™

Proceeds, before expenses, to Cbeyond from participating stockholders (see "Underwriting")

6,058,823 Shares
Common Stock

This is our initial public offering of common stock. We are offering 6,058,823 shares. No public market currently exists for our common stock.

We have applied for the listing of our common stock on the Nasdaq National Market under the symbol "CBEY." We currently estimate that the initial public offering price will be between $16.00 and $18.00 per share.

Investing in the shares involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Cbeyond ~~Communications, Inc.~~	$	$

We have granted the underwriters a 30-day option to purchase up to 882,352 additional shares of common stock from us on the same terms and conditions set forth above. The option may be exercised solely to cover over-allotments, if any.

Concurrently with our offering to the public and pursuant to this prospectus, we are also offering shares of our common stock to two of our directors who have indicated an interest in purchasing an aggregate of $3.0 million of shares of our common stock. We are offering these shares directly to these directors at the public offering price, and the underwriters will receive no underwriting discounts or commissions on these shares, which will not be purchased unless the offering to the public is consummated. ~~In this prospectus we refer to these directors as "participating stockholders," and we refer to our offering to the public and our offering to the participating stockholders together as "this offering."~~

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares offered to the public on or about   , 2005.

Deutsche Bank Securities

Raymond James

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

, 2005

THE OFFERING

Common stock offered by us to the public	5,882,353 shares
Common stock offered by us to the participating stockholders ...	176,470 shares (assuming an initial public offering price of $17.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus)
Total Common stock offered by us in this offering	6,058,823 shares *(see "Underwriting")*
Common stock to be outstanding after this offering ..	25,395,494 shares
Over-allotment option	882,352 shares
Use of proceeds from this offering	We estimate that our net proceeds from this offering will be approximately $92.7 million, based on an assumed initial public offering price of $17.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus. We intend to use the net proceeds from this offering to repay all outstanding principal and accrued interest owed under our credit facility with Cisco Capital and terminate the facility, to fund increased capital expenditures in connection with our expansion and for working capital and general corporate purposes. See "Use of Proceeds."
Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Reserved Nasdaq National Market symbol	"CBEY"

Unless we indicate otherwise, all information in this prospectus:

- gives effect to a 1 for 3.88 reverse stock split, which will occur immediately prior to the consummation of this offering;
- includes 164,969 common shares outstanding as of August 31, 2005;
- gives effect to the conversion of all outstanding shares of our Series B preferred stock and Series C preferred stock, which will automatically occur immediately prior to completion of this offering;
- gives effect to the conversion of accrued dividends on our Series B preferred stock and Series C preferred stock into shares of our common stock as if such conversion occurred on September 30, 2005;
- excludes 3,306,481 shares that may be issued upon the exercise of options outstanding as of August 31, 2005, of which 2,088,080 are currently exercisable at a weighted average purchase price of $4.18 per share, 720,028 shares that may be issued upon the exercise of warrants outstanding as of August 31, 2005, all of which are currently exercisable at a weighted average purchase price of $0.07 per share and 255,102 shares that are reserved for issuance pursuant to our stock option plans; and
- assumes no exercise of the underwriters' over-allotment option.

Risk Factors

You should carefully read and consider the information set forth in "Risk Factors" beginning on page 8 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

purposes of this table, the number of shares of common stock outstanding as of July 31, 2005 is deemed to be 18,955,735. For purposes of calculating the percentage beneficially owned by any person, shares of common stock issuable to such person upon the exercise of any options or warrants exercisable within 60 days of July 31, 2005 are also assumed to be outstanding.

(2) Includes options for 824,646 shares of common stock.

(3) Includes options for 184,131 shares of common stock.

(4) Includes options for 159,464 shares of common stock.

(5) Includes options for 37,153 shares of common stock.

(6) Includes options for 75,111 shares of common stock.

(7) Includes options for 72,438 shares of common stock.

(8) Includes options only.

(9) Includes options for 48,282 shares.

(10) Includes options for 47,976 shares.

(11) Includes options for 40,573 shares of common stock.

(12) Includes options only.

(13) Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Grissom is a Director of Madison Dearborn Partners and as such shares voting and investment power with other directors. Mr. Grissom disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.

(14) Includes options for 8,591 shares. Mr. Luttrell is the Chief Executive Officer and founder of LCM Group, Inc. 118 Capital Fund, Inc. owns 414,466 shares; LCM Profit Sharing Plan owns 4,533 shares; and 2514 Multi-Strategy Fund LP owns 45,330 shares. 118 Capital Fund, Inc., LCM Profit Sharing Plan and 2514 Multi-Strategy Fund LP are part of an affiliated group of investment partnerships commonly controlled by LCM Group, Inc. Mr. Luttrell ~~is a participating stockholder who~~ has indicated an interest in purchasing, concurrently with our offering to the public generally, an aggregate of $1.5 million of our common stock directly from us and not through underwriters or any brokers or dealers. Assuming an initial public offering price of $17.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, we will offer 88,235 shares to Mr. Luttrell and, after giving effect to his purchase ~~as a participating stockholder,~~ he will beneficially own a total of 561,155 shares of our common stock, representing the percentage owned after this offering as indicated in the above table.

(15) Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Perry is a Managing Director of Madison Dearborn Partners and as such shares voting and investment power with other directors. Mr. Perry disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.

(16) Includes options only.

(17) Consists of shares owned by Black Diamond Capital II, LLC. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Capital II, LLC, and as such shares voting and investment power with respect to such shares. Mr. Rothman ~~is a participating stockholder who~~ has indicated an interest in purchasing, concurrently with our offering to the public generally, an aggregate of $1.5 million of our common stock directly from us and not through underwriters or any brokers or dealers. Assuming an initial public offering price of $17.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, we will offer 88,235 shares to Mr. Rothman and, after giving effect to his purchase ~~as a participating stockholder,~~ he will beneficially own a total of 541,538 shares of our common stock, representing the percentage owned after this offering as indicated in the above table. Mr. Rothman may be considered an affiliate or associated person of a broker-dealer that is not participating in this offering. He represents that he acquired his shares in the ordinary course of business and at the time of purchase had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(18) Includes 5,489,924 shares owned by Madison Dearborn Capital Partners III, L.P.; 121,899 shares owned by Madison Dearborn Special Equity III, LP; and 8,239 shares owned by Special Advisors Fund I, LLC. Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, LP and Special Advisors Fund I LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Madison Dearborn Partners III, L.P. Messrs. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff have joint control over the shares held by Madison Dearborn Partners, and as such, they share voting and investment power with respect to such shares. Messrs. Canning, Jr., Finnegan and Mencoff disclaim beneficial ownership with respect to such shares. The address of this stockholder is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, IL 60602.

(19) Includes 1,001,035 shares owned by VantagePoint Venture Partners III(Q), LP; 122,344 shares owned by VantagePoint Venture Partners III, LP; 2,063,179 shares owned by VantagePoint Venture Partners IV(Q), LP; 207,654

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Prior to this offering, there was no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 25,395,494 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The participating stockholders have indicated an interest in purchasing shares of our common stock at the public offering price with an aggregate price of $3.0 million, representing an aggregate of 176,460 shares of our common stock assuming an initial public offering price of $17.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus. See "Certain Relationships and Related Transactions—Participation in this Offering." These shares will be subject to the lock-up agreements described in "Lock-Up Agreements," and each of the participating stockholders are affiliates of ours and would be subject to the volume limitations of Rule 144 described below. In addition to the shares sold in this offering, the shares eligible for sale in the public market are as follows:

Number of Shares	Date
7,870	As of the date of this prospectus. *the directors*
31,459	After 90 days from the date of this prospectus (subject, in some cases, to volume limitations).
19,297,342	At various times after 180 days from the date of this prospectus as described below under "Lock-up Agreements."

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 253,954 shares immediately after this offering; or

- the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

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UNDERWRITING

Deutsche Bank Securities Inc. will act as book-running manager for our offering to the public. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of our common stock for sale to the public:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	
Raymond James & Associates, Inc.	
Thomas Weisel Partners LLC	
ThinkEquity Partners LLC	
Total	5,882,352

In addition, we are offering shares of our common stock to ~~participating stockholders~~ who have indicated an interest in purchasing shares of our common stock at the public offering price with an aggregate price of $3.0 million. ~~These participating stockholders~~ are members of our board of directors. We are offering these shares directly to ~~the participating stockholders~~ and not through underwriters or any brokers or dealers. The shares offered to the ~~participating stockholders~~ will not be subject to any underwriting discounts or commissions.

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock we are offering to the public are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriting agreement provides that the underwriters will purchase all of the shares of our common stock offered to the public pursuant to this prospectus if any of these shares are purchased. The underwriters are not obligated to purchase the shares covered by the over-allotment option described below.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $_____ per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $_____ per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option to purchase up to an aggregate of 882,352 additional shares of our common stock. The option is exercisable not later than 30 days after the date of this prospectus. Under the option, the underwriters may purchase the 882,352 additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock subject to the option as the number of shares of our common stock to be purchased by it in the above table bears to the total number of shares of our common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these

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Handwritten annotations:
- Messrs. D. Scott Luttrell and Robert Rothman,
- , which represents an aggregate of 176,460 shares of our common stock assuming an initial public offering price of $17.00 per share, the mid-point of the initial public offering price range indicated on the cover of this prospectus.
- The shares will not be purchased unless the offering to the public is consummated
- Messrs. Luttrell and Rothman
- Concurrently = with our offering to the public
- Messrs. Luttrell and Rothman
- Messrs, Luttrell and Rothman